UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/2024___ AND ENDING ___09/30/2025___

                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BestEx Research Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Landmark Square, Suite 214
_____
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Beatrice Derian	203-653-2988	beatrice.derian@bestexresearch.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA P.C.
_____
(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beatrice Derian   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BestEx Research Securities, LLC   , as of 09/30   , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BestEx Research Securities, LLC

Report on Audit of Financial Statement and Supplementary Information
As of and for the year ended September 30, 2025

BestEx Research Securities, LLC

Contents

As of and for the year ended September 30, 2025

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Notes to Financial Statements   3-10

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of BestEx Research Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BestEx Research Securities, LLC as of September 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BestEx Research Securities, LLC as of September 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BestEx Research Securities, LLC's management. Our responsibility is to express an opinion on BestEx Research Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BestEx Research Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as BestEx Research Securities, LLC's auditor since 2024.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
December 11, 2025

BestEx Research Securities, LLC

STATEMENT OF FINANCIAL CONDITION

September 30, 2025

ASSETS

Assets:

Cash and cash equivalents	$	10,793,200
Accounts Receivable		2,988,747
Receivable from clearing organizations		1,607,353
Other assets		86,561
Total assets	$	**15,475,861**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable & accrued expenses	$	1,422,813
Total liabilities		1,422,813
Member's equity		14,053,048
Total liabilities and member's equity	$	**15,475,861**

---

1. Organization and Nature of Business

BestEX Research Securities, LLC. (the "Company") was formed on April 23, 2020, as a limited liability company under the laws of the State of Delaware. In January 2021, the company was registered as an Introducing Broker ("IB") with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). On July 23, 2021, BestEx Research Securities LLC became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal operations are based in Stamford, Connecticut. BestEx Research Securities, LLC provides algorithmic trade execution services in futures and equities for institutional clients, exclusively on an agency basis. The Company does not clear transactions, hold customer funds or securities, or accept money or property to margin or secure any trades or contracts that result or may result there from.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

The Company also claims exemption because in some instances the Company's revenue include certain commission revenue which was received directly outside of the clearing broker accounts and the Company (1) did not directly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of other customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's clients are primarily located across North America, the United Kingdom, Europe, and the Asia-Pacific region. BestEx Research Securities, LLC is wholly owned by BestEx Research Group LLC.

2. Summary of Significant Accounting Policies

i. Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States of America ("US GAAP") as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

ii. Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include funds held in checking, brokerage and money market accounts maintained with financial institutions.

iii. Income Taxes

The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not record a provision for income taxes in its financial statements, as the members are individually responsible for reporting their respective shares of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for Federal and State income tax purposes.

iv. Revenue Recognition

Revenue from contracts with customers consists primarily of execution services. Such fees are recognized at the point in time when the Company has satisfied its performance obligation under the terms of the customer agreement, which typically occurs upon the execution and completion of the related transactions.

V. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

vi. Credit losses

The Company continuously evaluates the collectability of its commission receivables and has determined that no allowance for credit losses is required as of the reporting date. All clients are established institutional counterparties in good standing with strong payment histories. Management has full confidence that all amounts will be collected in full.

vii. Fair Value Measurements

The Financial Accounting Standards Board has established a framework for measuring fair value in ASC 820, *Fair Value Measurements*. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used on September 30, 2025.

2. Summary of Significant Accounting Policies (continued)

vii. Fair Value Measurements (continued)

Money market fund: Valued at amortized cost, which approximates fair value. The amortized cost of an instrument is determined by valuing it at its original cost and thereafter amortizing any discount or premium from its face value at a constant rate until maturity. Money market fund is presented as part of cash and cash equivalents in the balance sheet.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2025:

Fair Value Measurements at reporting date using:

	Assets Measured at Fair Value at 09/30/2025	Quoted Prices in Active Markets (Level 1)
Money Market Funds	$ 10,316,811	$ 10,316,811
Investment at Fair Value	$ 10,316,811	$ 10,316,811

3. Indemnification

In the normal course of business, the Company enters into agreements that contain representations, warranties and standard indemnification provisions with counterparties. These provisions are generally intended to protect counterparties against losses arising from breaches of representations and warranties, or from certain events such as changes in or adverse applications of tax laws that could result in additional taxes or withholding obligations.
The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be reasonably estimated. However, management believes that it is unlikely it will have to make material payments under these arrangements, and accordingly, no contingent liability has been recorded in the accompanying financial statements.

4. Due from Clearing Brokers

The clearing and depository operations for the Company's and its customers' securities transactions are provided by clearing brokers pursuant to fully executed clearing agreements. As of September 30, 2025, amounts due from clearing brokers represent cash deposits maintained

4. Due from Clearing Brokers (continued)

with the clearing brokers and commission revenues earned as an introducing broker for the Company's customers, net of clearing charges and other related expenses.

Management monitors the collectability of these receivables on an ongoing basis, including through historical analysis and subsequent collections, and has determined that no allowance for doubtful accounts is required.

As of September 30, 2025, due from clearing brokers totaled $1,607,353.

5. Commission Sharing Agreement

The Company participates in Commission Sharing Agreements ("CSAs") with certain institutional clients. Under these arrangements, a portion of the commissions earned on client transactions may be directed by the client to pay for eligible research and brokerage services provided by third parties. The Company records commission revenues net of amounts allocated or payable to third parties under CSAs, as these amounts are not retained by the Company.

6. Related Party Transactions

The Company has entered into an Expense Sharing Agreement (ESA) with a related party, under which the related party incurs and allocates certain expenses on behalf of the Company. The related party utilizes fair and reasonable allocation methodologies to determine the portion of shared expenses attributable to the Company.

For the period covered by these financial statements, total shared expenses allocated to the Company amounted to $9,206,937. As of September 30, 2025, the Company had a prepayment to BestEx Research Group of $226,852.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and limits the ratio of aggregate indebtedness to net capital, both as defined, to no more than 800% during the Company's first year of operations, and 1500% in subsequent years.

The Company Is also subject to the net capital requirements of Regulation 1.17 of the Commodity Exchange Act, administered by the Commodity Futures Trading Commissions ("CFTC"). Since the Company maintains adjusted net capital greater than $1,000,000, it is required to maintain

7. Net Capital Requirements (continued)

minimum net capital as defined equal to the greater of $45,000 or the amount of net capital required under SEC rule 15c3-1(a).

On September 30, 2025, the Company had net capital of $13,121,462, which was $13,026,608 in excess of its required minimum net capital of $94,854. The Company's aggregate indebtedness was $1,422,813 and its aggregate indebtedness to net capital ratio was 10.84%.

8. Off balance sheet risk and concentration of credit

In the normal course of business, the Company maintains cash balances with various financial institutions, which at times may exceed federally insured limits. The Company is exposed to credit risk to the extent that any financial institution with which it conducts business is unable to fulfill its contractual obligation. Management monitors the financial condition of these financial institutions and does not believe that any material credit risk exists or that any losses will be incurred from such counterparties. As of September 30, 2025, the amount of cash held in US financial institutions in excess of federally insured limits was approximately $10,147,145.

For the year ended September 30, 2025, three customers accounted for 45% of the Company's revenue and one customer accounted for 42% of the Company's Accounts Receivables.

9. Commitments, Contingencies and Guarantees

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit on September 30, 2025, or during the year then ended.

The Company has issued no guarantees effective on September 30, 2025, or during the year then ended.

10. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, conducting agency trading. The Chief Financial Officer (CFO), and the Chief Executive Officer (CEO), jointly evaluate the results of the business primarily using net income in the forecasting and management process. In addition, they consider excess net capital, which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. Based on this management structure and decision-making process, the Company's operations constitute a single operating segment and therefore a single reportable segment, as the CFO and CEO manage the business on a consolidated basis. The

BestEx Research Securities, LLC

Notes to the financial statements for the year ended September 30, 2025

10. Single Reportable Segment (continued)

accounting policies used to measure segment profit and loss are consistent with those described in the summary of significant accounting policies.

11. Subsequent Events

The Company has evaluated all events and transactions that occurred between October 1, 2025 and December 11, 2025, the date on which the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Based on this evaluation, no events or transactions were identified that require adjustments to, or disclosure in, the financial statements.